Mail Stop 4561
									December 14, 2005

Mr. Jeffrey Glick
Chief Executive Officer
Genesis Realty Group, Inc.
135 East 57th Street, 26th Floor
New York, NY 10022

      Re:	Genesis Realty Group, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
		File No. 0-32037

Dear Mr. Glick:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of the Independent Registered Public Accounting Firm, page
1

1. Please revise to include an audit opinion for the statements of operations, changes in stockholders` deficiency, and cash flows for the period from November 22, 1999 (inception) to December 31,
2004.
Statements of Operations, page 3
2. We note you have recorded a gain on sale of investment of
$99,500
but do not note any disclosure related to this sale in the notes to your financial statements. Please disclose to us what investment was sold, when and to whom it was sold, and how you accounted for the sale. Please include in your response what accounting literature you relied upon in reaching your conclusions. Finally, please tell us how you classified the proceeds from such sale in the statement of cash flows, based on the guidance in SFAS 95.

Note 8.  Stockholders` Equity, page 12

3. Please tell us the nature of and the business reason for the transaction with Global Realty Management Group. Also tell us how you accounted for this transaction, including how you determined the original value of the 500,000 shares of Global Realty Management Group and include references to the accounting literature that you relied upon in making such determinations.

Item 8A.  Controls and Procedures

4. We note your statement that based upon their evaluation, your principal executive officer and principal financial officer "concluded that, as of the Evaluation Date, the disclosure controls and procedures were adequate..." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Further, please revise to reflect an evaluation date as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B. Please make conforming revisions to the Form 10-QSB for the quarter ended June 30, 2005.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 3.  Controls and Procedures

5. Please revise to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-
15(e).

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

6. Please tell us when you intend to file your Form 10-QSB for the fiscal quarter ended September 30, 2005, which was due on November 14, 2005.


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Jeffrey Glick
Genesis Realty Group, Inc.
December 14, 2005
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